Exhibit 99.2

Management’s Discussion and Analysis

For the quarter ended June 30, 2026

For purposes of this discussion, “Intermap®” or the “Company” refers to Intermap Technologies® Corporation and its subsidiaries.

This management’s discussion and analysis (MD&A) is provided as of August 13, 2026 and should be read together with the Company’s unaudited Condensed Consolidated Interim Financial Statements and the accompanying notes for the three and six months ended June 30, 2026 and 2025 and the audited Consolidated Financial Statements as at December 31, 2025 and 2024, together with the accompanying notes. The results reported herein have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and, unless otherwise noted, are expressed in United States dollars.

The Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis in accordance with IFRS as issued by the IASB. The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Condensed Consolidated Interim Financial Statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary to the carrying amounts of assets and liabilities, the reported expenses and the classifications used in the statements of financial position.

Additional information relating to the Company, including the Company’s AIF, can be found on the Company’s website at www.intermap.com and on SEDAR+ at www.sedarplus.ca.

NON-GAAP MEASURES

This MD&A makes reference to certain non-GAAP measures such as “EBITDA” and “Adjusted EBITDA.” These non-GAAP measures are not recognized, defined or standardized measures under IFRS as issued by the IASB. The Company’s definition of EBITDA and Adjusted EBITDA will likely differ from that used by other companies and therefore comparability may be limited. EBITDA and Adjusted EBITDA should not be considered a substitute for or in isolation from measures prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with the Company’s audited Consolidated Financial Statements and the accompanying notes for the years ended December 31, 2025 and 2024. Readers should not place undue reliance on non-GAAP measures and should instead view them in conjunction with the most comparable GAAP financial measures. See the reconciliation of EBITDA and Adjusted EBITDA to the most comparable GAAP financial measure in the Reconciliation of Non-GAAP Measures section of this MD&A.

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FORWARD-LOOKING STATEMENTS

In the interest of providing the shareholders and potential investors of Intermap Technologies® Corporation (“Intermap” or the “Company”) with information about the Company and its subsidiaries, including management’s assessment of Intermap’s and its subsidiaries’ future plans, operations and financing alternatives, certain statements and information provided in this MD&A constitute forward-looking statements or information (collectively, “forward-looking statements”). Forward-looking statements are typically identified by words such as “may”, “will”, “should”, “could”, “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, and similar expressions suggesting future outcomes, and includes statements that actions, events, or conditions “may,” “would,” “could,” or “will” be taken or occur in the future. These forward-looking statements may be based on assumptions that the Company believes to be reasonable based on the information available on the date such statements are made, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties, and other factors which may cause actual results, levels of activity, and achievements to differ materially from those expressed or implied by such statements. The forward-looking information contained in this MD&A is based on certain assumptions and analysis by management of the Company in light of its experience and perception of historical trends, current conditions and expected future development and other factors that it believes are appropriate.

Forward-looking information and statements in this MD&A include, but are not limited to the following:

●	increases in recurring revenue generated from multi-license contracts and software subscription renewal value increase;
●	based on historical experience, ongoing customer relationships, and current assessment of credit risk, management expects outstanding receivables to be collectable and continues to monitor receivables and applies credit loss methodologies in accordance with IFRS;
●	failure to achieve certain requirements could have a material adverse effect on the Company’s financial condition and/or results of operations.

The material factors and assumptions used to develop the forward-looking statements herein include, but are not limited to, the following: (i) there will be adequate liquidity available to the Company to carry out its operations; (ii) payments on material contracts will occur within a reasonable period of time after contract completion; (iii) the continued sales success of Intermap’s products and services; (iv) the continued success of business development activities; (v) there will be no significant delays in the development and commercialization of the Company’s products; (vi) the Company will continue to maintain effective production and software development capabilities to compete on the attributes and cost of its products; (vii) there will be no significant reduction in the availability of qualified and cost-effective human resources; (viii) demand for geospatial related products and services will continue to grow in the foreseeable future; (ix) there will be no significant barriers to the integration of the Company’s products and services into customers’ applications; (x) the Company will be able to maintain compliance with applicable contractual and regulatory obligations and requirements, (xi) superior technologies/products do not develop that would render the Company’s current product offerings obsolete.

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Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, continued listing of its common shares on the Toronto Stock Exchange or equivalent exchange, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, including but not limited to those risks and uncertainties discussed under the heading “Risk Factors” in the annual MD&A and the Company’s other filings with securities regulators.

The impact of any one risk, uncertainty, or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent, and the Company’s future course of action depends on Management’s assessment of all information available at the relevant time. Except to the extent required by law, the Company assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A, whether as a result of new information, future events, or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

BUSINESS OVERVIEW

Intermap is a global, dual-use geospatial intelligence company, creating a wide variety of solutions and analytics for its customers. Intermap is a premier worldwide provider of geospatial intelligence.

Intermap currently generates revenue from three primary business activities, composed of (i) data acquisition and collection, using proprietary radar sensor technologies to create proprietary datasets; (ii) value-added data products and services, which leverage the Company’s massive proprietary NEXTMap® database, together with proprietary software and fusion technologies, to create exquisite and proprietary data products; and (iii) commercial applications, including a web-store, software and solution sales, that integrate Intermap’s proprietary data products into solutions for targeted industries that rely on accurate high resolution geospatial intelligence.

These geospatial solutions are used in a wide range of applications including, but not limited to location-based information, thematic maps, risk assessment, geographic information systems (GIS), engineering, utilities, global positioning systems (GPS) navigation and timing, oil and gas, renewable energy, hydrology, environmental planning, land management, wireless communications, transportation, advertising, simulations, gaming, and 3D visualization.

Intermap has the ability to create its own digital 3D geospatial data using its proprietary multi-frequency radar mounted in Learjet aircraft and integrate that data with additional proprietary sources in its global library. Intermap’s radar-based technology allows it to collect data at any time of the day, including under conditions such as cloud and tree cover, or darkness, which are conditions that limit most competitive technologies. The Company’s various proprietary payloads also enable data to be collected over larger areas, at higher collection speeds, in an integrated and co-registered geolocated format, at accuracy levels that are difficult to achieve with competitive technologies or different platforms.

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In addition to data collection, the Company is a world leader in data fusion, analytics, and orthorectification, and has decades of experience aggregating data derived from a number of different sensor technologies and data sources to create innovative GEOINT products. The Company processes raw digital elevation and image data from its own and other sources to create three high resolution geospatial data products that provide a ground-true foundation layer upon which accurate value-added products and services can be developed. The three high resolution data products include digital surface models (DSM), digital terrain models (DTM), and orthorectified radar images (ORI). These data products are further augmented with additional AI-enabled analysis and served to customers by web service as globally precise foundational layers in the creation of additional value-added products and solutions.

Unlike many geospatial companies, because of its unique acquisition and processing capability, Intermap retains exclusive ownership of its high resolution NEXTMap® commercial database, which covers the entire globe. Intermap’s NEXTMap database, together with third-party data and our in-house analytics team, provide a variety of applications and geospatial solutions for its customers. The NEXTMap database contains a fusion of proprietary multi-frequency radar imagery and data, including unique Interferometric Synthetic Aperture Radar (IFSAR)-derived data, proprietary data models, and purchased third-party data, collected from multiple commodity sensor technologies, such as light detection and ranging (LiDAR), photogrammetry, satellite, and other available sources. The NEXTMap database also includes proprietary information developed by our analytical teams such as 3D city models, census data, real-time traffic, 3D road vectors, outdoor advertising assets, various land classification and feature vectors, weather related hazards, points of interest and other attributes, cellular towers, flood models and wildfire models.

Intermap operationalizes artificial intelligence across its platform and workflows to improve speed, scale, accuracy assurance, processing efficiency and integration capabilities. The Company also productizes AI within its proprietary framework to automate and accelerate geospatial workflows and support secure human-to-machine teaming across enterprise, government and defense applications. Intermap maintains strict control of proprietary and customer data within secure internal environments and does not use customer data within public large language models.

The Company generates revenue by licensing its geospatial products using its proprietary data, analytics, and applications for specific industries.

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FINANCIAL INFORMATION AND DISCUSSION OF OPERATIONS

The following table sets forth selected financial information for the periods indicated.

Selected Annual Information

	Three months ended		Six months ended
	June 30,		June 30,
U.S. $ millions, except per share data	2026	2025	2026	2025

Revenue:
Acquisition services	$-	$1.4	$-	$3.8
Value-added data	0.7	0.3	1.0	0.8
Software and solutions	1.3	1.3	2.4	2.7
Total revenue	$2.0	$3.0	$3.4	$7.3
Operating loss	$(2.0)	$(0.8)	$(4.8)	$(2.0)
Net loss	$(2.1)	$(0.8)	$(5.1)	$(2.0)
EPS basic and diluted	$(0.03)	$(0.01)	$(0.07)	$(0.04)
Adjusted EBITDA(1)	$(1.4)	$(0.3)	$(3.5)	$(1.2)
Assets:
Cash and amounts receivable	$17.2	$8.6
Total assets	$26.0	$13.8
Liabilities:
Long-term liabilities (including lease obligations)	$2.8	$0.6
Total liabilities	$8.3	$6.0

Revenue

Quarterly Revenue

Consolidated revenue for the quarter ended June 30, 2026 was $2.0 million, compared to $3.0 million for 2025. Approximately 59% of consolidated revenue was generated outside the United States, compared to 84% for 2025.

Acquisition Services

Acquisition services revenue for the quarter ended June 30, 2026 totaled Nil, compared to $1.4 million for 2025. The decrease is due to the timing of percent complete revenue recognition and reflects delays in follow-on award contracting related to the Company’s performance on the acquisition services contract in Indonesia year over year.

Value-added Data

Value-added data revenue increased to $0.7 million for the quarter ended June 30, 2026 as compared to $0.3 million for 2025. The change relates to timing differences in the delivery of repeating data products.

Software and Solutions

Software and solutions revenue remained constant at $1.3 million for the quarters ended June 30, 2026 and 2025.

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Year-to-date Revenue

On a year-to-date basis, consolidated revenue decreased to $3.4 million during the six months ended June 30, 2026 from $7.3 million for 2025. Approximately 66% of consolidated revenue was generated outside the United States, compared to 85% for 2025.

Acquisition Services

Acquisition services revenue for the six-month period ended June 30, 2026 totaled Nil, compared to $3.8 million for 2025. The decrease is due to the timing of percent complete revenue recognition and reflects delays in follow-on award contracting related to the Company’s performance on the acquisition services contract in Indonesia year over year.

Value-added Data

Value-added data revenue increased to $1.0 million for the six months ended June 30, 2026 as compared to $0.8 million for 2025. The change relates to timing differences in the delivery of repeating data products.

Software and Solutions

Software and solutions revenue decreased to $2.4 million from $2.7 million for the six months ended June 30, 2026 and 2025, respectively. The decrease was mainly due to the timing of overages.

Classification of Operating Costs

The composition of the operating costs on the Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss is as follows:

	For the three months		For the three months
	ended June 30,		ended June 30,
U.S. $ millions	2026	2025	2026	2025

Personnel	$2.1	$1.8	$4.4	$4.1
Purchased services & materials	1.1	1.2	2.3	3.8
Facilities and other expenses	0.2	0.2	0.4	0.4
Travel	0.1	0.2	0.2	0.3
	$3.5	$3.4	$7.3	$8.6

Personnel

Personnel expense includes direct labor, employee compensation, employee benefits, and commissions. Personnel expense for the quarters ended June 30, 2026 and 2025 totaled $2.1 million and $1.8 million, respectively. For the six-month periods ended June 30, 2026 and 2025, personnel expense totaled $4.4 and $4.1 million, respectively. The increase is related primarily to a change in workforce mix for both periods.

Non-cash compensation expense is included in personnel costs and relates to the Company’s omnibus incentive plan and shares granted to employees and non-employees. Non-cash share-based compensation for the quarters ended June 30, 2026 and 2025, increased to $213 thousand from $29 thousand, respectively, due to the timing of award issuances. For the six-month period ended June 30, 2026 and 2025, non-cash compensation expense was $435 thousand and $72 thousand, respectively.

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Purchased Services and Materials

Purchased services and materials (PS&M) includes (i) aircraft and radar related costs, including jet fuel; (ii) insurance, professional and consulting costs; (iii) third-party support services related to the collection, processing and editing of the Company’s airborne radar data collection activities; (iv) third-party data collection activities (i.e., LiDAR, satellite imagery, air photo, etc.); and (v) third-party software expenses (including maintenance and support).

For the quarters ended June 30, 2026, and 2025, PS&M expense was $1.1 million and $1.2 million, respectively. For the six-month periods ended June 30, 2026 and 2025, PS&M expense was $2.3 million and $3.8 million, respectively. The decrease is due to the timing of subcontractor and other project related costs for a data acquisition project in 2025, without a comparable project in 2026.

Facilities and Other Expenses

For the quarters ended June 30, 2026 and 2025, facilities and other expenses remained constant at $0.2 million for both periods. For the six-month period ended June 30, 2026 and 2025, facilities and other expenses remained consistent at $0.4 million.

Travel

For the quarters ended June 30, 2026, travel expense decreased to $0.1 million from $0.2 million for 2025. For the six-month period ended June 30, 2026 and 2025, travel expense was $0.2 million and $0.3 million, respectively. The decrease is mainly due to the timing of travel costs for a data acquisition project in 2025.

Net Loss

For the quarter ended June 30, 2026, net loss was $2.1 million compared to net loss of $0.8 million for the quarter ended June 30, 2025. The difference relates primarily to decreased revenue year-over-year from a contract delay and increased fixed costs in anticipation of growth. For the six-month period ending June 30, 2026, net loss was $5.1 million compared to $2.0 million in 2025. The change related mainly to headcount expansion, currency effects and additional start-up costs for purchased services in anticipation of growth related to Indonesia.

Reconciliation of Non-GAAP Measures

To supplement the Condensed Consolidated Interim Financial Statements, which are prepared and presented in accordance with GAAP, the Company provides the following non-GAAP financial measures: EBITDA and Adjusted EBITDA, as EBITDA and Adjusted EBITDA are included as a supplemental disclosure because Management believes that such measurement provides a additional information of the Company’s operations on a continuing basis by eliminating certain non-cash and non-operating charges.

The term Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) consists of net loss and excludes interest (financing costs), taxes, amortization and depreciation. Adjusted EBITDA also excludes share-based compensation and foreign currency translation.

The most directly comparable measure to EBITDA and Adjusted EBITDA calculated in accordance with IFRS as issued by the IASB is net loss. The following is a reconciliation of the Company’s net loss to Adjusted EBITDA.

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	Three months ended		Six months ended
	June 30,		June 30,
U.S. $ millions	2026	2025	2026	2025

Net loss	$(2.1)	$(0.8)	$(5.1)	$(2.0)
Financing costs	-	0.1	-	0.1
Interest income	(0.1)	-	(0.2)	-
Amortization of intangible assets	0.1	-	0.2	0.1
Depreciation of property and equipment	0.2	0.2	0.4	0.3
Depreciation of right of use assets	0.1	0.1	0.2	0.2

EBITDA	$(1.8)	$(0.4)	$(4.5)	$(1.3)

Share-based compensation	0.2	0.1	0.4	0.1
Loss on foreign currency translation	0.3	-	0.7	-
Gain on extinguishment of debt	(0.1)	-	(0.1)	-

Adjusted EBITDA	$(1.4)	$(0.3)	$(3.5)	$(1.2)

EBITDA for the quarter ended June 30, 2026 fell to negative $1.8 million (six-months ended June 30, 2026 – negative $4.5 million) compared to negative $0.4 million the prior year (six-months ended June 30, 2025 – negative $1.3 million) as the Company invested to expand its contracts in Southeast Asia. Adjusted EBITDA for the quarter ended June 30, 2026 was negative $1.4 million (six-months ended June 30, 2026 – negative $3.5 million), compared to negative $0.3 million for 2025 (six-months ended June 30, 2025 – negative $1.2 million). The decrease in both is related mainly to decreased revenue year-over-year from a contract delay and increased fixed costs in anticipation of growth.

Financing costs

Financing costs for the quarters and six-month periods ended June 30, 2026 and 2025 were Nil and $0.1 million, respectively.

Financing income

Interest income for the quarters ended June 30, 2026 and 2025 totaled $0.1 million and Nil, respectively. Interest income for the six-month period ended June 30, 2026 and 2025 totaled $0.2 million and Nil, respectively.

Amortization of Intangible Assets

Amortization expense of intangible assets for the quarters ended June 30, 2026 and 2025 was $0.1 million and Nil, respectively. For the six-month period ended June 30, 2026 and 2025, amortization expense of intangible assets increased to $0.2 million compared to $0.1 million.

Depreciation of Property and Equipment

Depreciation expense for property and equipment for the quarters ended June 30, 2026 and 2025 remained constant at $0.2 million. For the six-month period ended June 30, 2026 and 2025, depreciation expense was $0.4 million and $0.3 million, respectively. The increase was mainly due to placing $1.3 million of aircraft and radar equipment additions into service at the end of 2025 in anticipation of future contracts.

Depreciation of Right of Use Assets

Depreciation expense for right of use assets for the quarters ended June 30, 2026 and 2025 was consistent at $0.1 million. For the six months ended June 30, 2026 and 2025, depreciation of right of use assets was consistent at $0.2 million.

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Loss on Foreign Currency Translation

Loss on foreign currency translation costs for the quarters ended June 30, 2026 and 2025 was $0.3 million and Nil, respectively. For the six months ended June 30, 2026 and 2025, loss on foreign currency translation costs was $0.7 million and Nil, respectively. The increase in the loss relates primarily to the strengthening of the United States dollar compared to the Canadian dollar.

Gain on Extinguishment of Debt

Gain on extinguishment of debt for the quarters and six-month periods ended June 30, 2026 and 2025 were $0.1 million and Nil, respectively. During April 2026, the Company entered into a settlement agreement with the lender of reimbursable project development funds to extinguish its project financing loan. Under the terms of the agreement, the Company paid a cash settlement of $44 thousand for the full and final settlement of the outstanding obligation of $175 thousand. The difference is the gain on the extinguishment of debt.

Amounts Receivable and Contract Asset

Work is performed on contracts that provide invoicing upon the completion of identified contract milestones. Revenue on certain of these acquisition services contracts is recognized over time based on the ratio of costs incurred to date over the estimated total costs to complete the contract. While an effort is made to align payments on contracts with work performed, the completion of milestones does not always coincide with the costs incurred on a contract, resulting in revenue being recognized in excess of billings. These amounts are recorded in the consolidated statements of financial position as contract asset.

Amounts receivable and contract asset decreased to $1.2 million at June 30, 2026 from $2.1 million at December 31, 2025. The Company reviews the amounts receivable aging monthly and monitors the payment status of each invoice to determine the collectability. At the statement of financial position date, Nil has been reserved as uncollectible as all trade receivable balances greater than 30 days are highly likely to be paid in full by the customer.

Property and Equipment

Property and equipment is a significant portion of the company’s total assets, including aircraft and engines, radar and mapping equipment, furniture and fixtures, leasehold improvements and assets under construction. For the six-months ended June 30, 2026, the Company purchased $1.7 million (June 30, 2025 - $0.2 million) in property and equipment, of which approximately $1.1 million was purchased for cash and $0.6 million was financed.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities generally include trade payables, project-related accruals and personnel-related costs. Accounts payable and accrued liabilities decreased to $2.1 million at June 30, 2026 from $2.3 million at December 31, 2025.

	June 30,	December 31,
U.S. $ millions	2026	2025

Accounts payable	$1.3	$1.5
Accrued liablities	0.8	0.7
VAT payable	-	0.1
	$2.1	$2.3

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Loan Payable

The loan payable balance increased to $1.7 million at June 30, 2026 from $1.2 million at December 31, 2025 due to a new loan of $0.6 million. The loan balance consists of four equipment financing loans with a technology financing company to purchase new computer equipment and maintenance support. Payments are $10 thousand per month for two will be paid in full by November 2027, $22 thousand per month that will be paid in full by October 2030, and $12 thousand per month that will be paid in full by June 2031.

Contract Liability

The contract liability balance at June 30, 2026 increased to $3.5 million from $2.6 million at December 31, 2025. This balance consists of payments received from customers for contracts that are in progress and have not yet fulfilled the necessary revenue recognition criteria. At June 30, 2026, 88% of the total balance is related to software and solutions license revenue (86% at December 31, 2025), in which the license fee is paid upfront for the term of the license. The balance relates to the collection of milestone billings on value added data contracts.

QUARTERLY FINANCIAL INFORMATION

Selected Quarterly Information

The following table sets forth selected quarterly financial information for Intermap’s eight most recent fiscal quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature that are, in the opinion of management, necessary to present a fair statement of Intermap’s consolidated results of operations for the periods presented. Quarter-to-quarter comparisons of Intermap’s financial results are not necessarily meaningful and should not be relied on as an indication of future performance.

For much of the last eight quarters, the Company was severely undercapitalized and self-financed the advancement of high-growth opportunities in Southeast Asia, with the US government and throughout Europe.

U.S. $ millions, except per	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
share data	2024	2024	2025	2025	2025	2025	2026	2026
Total revenue	$5.0	$7.4	$4.3	$3.0	$1.7	$1.6	$1.4	$2.0
Depreciation	$0.1	$0.1	$0.1	$0.2	$0.2	$0.2	$0.2	$0.2
Financing costs	$0.1	$-	$-	$0.1	$-	$-	$-	$-
Operating income (loss)	$1.2	$1.5	$(1.2)	$(0.8)	$(1.4)	$(3.5)	$(2.8)	$(2.0)
Net income (loss)	$1.1	$1.5	$(1.2)	$(0.8)	$(1.5)	$(3.2)	$(3.0)	$(2.1)
Net loss per share
- basic	$0.02	$0.04	$(0.02)	$(0.01)	$(0.02)	$(0.06)	$(0.04)	$(0.03)
- diluted	$0.02	$0.04	$(0.02)	$(0.01)	$(0.02)	$(0.06)	$(0.04)	$(0.03)
Adjusted EBITDA(1)	$1.6	$2.0	$(0.9)	$(0.3)	$(1.0)	$(3.1)	$(2.1)	$(1.4)

(1)	Adjusted EBITDA is a non-GAAP measure. See “Reconciliation of Non-GAAP Measures” above.

The revenue, operating income and net income declines are driven by the extended tendering period of the delay Indonesia contract and increased fixed costs in anticipation of growth.

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LIQUIDITY AND CAPITAL RESOURCES

Management continually assesses liquidity in terms of the ability to generate sufficient cash flow to fund the business. Net cash flow is affected by the following items: (i) operating activities, including the level of trade receivables, contract asset, accounts payable, accrued liabilities and contract liability; (ii) investing activities, including the purchase of property and equipment; and (iii) financing activities, including debt financing and the issuance of capital stock.

Operating Activities

During the six-month ended June 30, 2026, cash used in operations was $1.6 million compared to cash provided by operations of $1.4 million during the same period in 2025. At June 30, 2026, the Company has shareholders’ equity of $17.7 million.

Investing Activities

Net cash used in investing activities totaled $1.5 million and $0.3 million for the six-month periods ended June 30, 2026 and 2025, respectively. For both periods, the balance related to the purchase of equipment to build the data archive, processing capabilities, sensor and platform development and software assets.

Financing Activities

Net cash used in financing activities totaled $2.6 million for the six-month period ended June 30, 2026, as compared to net cash provided by financing activities of $5.9 million during the same period in 2025. The net cash used during the six months ended June 30, 2026 resulted from purchase of share-based awards of $2.3 million, payments of lease obligations of $0.2 million, and repayment of loans $0.1 million. The net cash provided during the six months ended June 30, 2025 resulted from proceeds from a “bought deal” Listed Issuer Financing Exemption offering and concurrent private placement of $8.7 million and the exercise of warrants of $0.1 million, offset by cash paid for settlement of share-based awards of $1.8 million, issuance costs of $0.8 million, payments of lease obligations of $0.2 million, and repayment of loans $0.1 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Intermap’s material accounting policies are set out in Note 3 of the Condensed Consolidated Interim Financial Statements. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 as issued by the International Accounting Standards Board. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgements about matters that are inherently uncertain. As detailed in Intermap’s Annual MD&A, these critical accounting estimates relate to: depreciation and amortization rates, accounts receivables, share-based compensation, government loans, revenue and impairment. For additional details, see Note 2 of the Condensed Consolidated Interim Financial Statements.

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Revenue Recognition

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgement.

Acquisition Service Contracts

Revenue from acquisition service contracts is recognized over time based on the ratio of costs incurred to estimated total contract costs. The use of this method of measuring progress towards complete satisfaction of the performance obligations requires estimates to determine the cost to complete each contract. These estimates are reviewed monthly and adjusted as necessary. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Invoices are issued according to contractual terms and are usually payable within 30 days. Revenue recognized in advance of billings are presented as contract assets.

Data Licenses

Revenue from the sale of data licenses in the ordinary course of business is measured at the fair value of the consideration received or receivable. Customers obtain control of data products upon receipt of a physical hard drive or download of the data from a web link provided. Invoices are generated, and revenue is recognized at that point in time. Invoices are generally paid within 30 days.

Software Subscriptions

Software subscriptions are paid at the beginning of the license term. Revenue is recognized over time, and payments for future months of service are recognized in contract liability. While the license agreements are for a fixed term, some agreements also contain a limited number of clicks or uses. If the limit is reached prior to the end of the term, the license ends early.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 13, 2026 and June 30, 2026, the Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of Class A common shares without par value and an unlimited number of Class A participating preferred shares without par value. At the close of business on August 13, 2026, 73,781,696 Class A common shares were issued and outstanding. There are currently no Class A participating preferred shares issued and outstanding.

As of August 13, 2026, potential dilutive securities include (i) 1,238,787 restricted share units, and (ii) 604,918 warrants outstanding with a weighted average exercise price of US$2.16. Each option and warrant entitles the holder to purchase one Class A common share. The following warrants expire on the dates listed below:

●	18,000 warrants expire on February 20, 2027;

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●	11,872 warrants expire on March 7, 2027; and

●	575,046 warrants expire on September 29, 2027.

Other than as listed above, the Company does not currently have any material financial instruments which can be converted into additional common shares.

INTERNAL CONTROLS AND DISCLOSURE CONTROLS AND PROCEDURES

Internal Control Over Financial Reporting

The Company’s Chairman and Chief Executive Officer and the Company’s Chief Financial Officer have designed, or have caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes in Internal Control Over Financial Reporting

There have been no significant changes in the design of internal control over financial reporting that occurred during the period beginning January 1, 2026 and ending on June 30, 2026 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company’s Chairman and Chief Executive Officer and the Company’s Chief Financial Officer have designed, or have caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company has been made known to them and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed by it or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation.

RISKS AND UNCERTAINTIES

The risks and uncertainties relating to the business and affairs of the Company are described in the Company’s 2025 Annual Report and the Annual Information Form.

Additional Information

Additional risk factors may be detailed in the Company’s Annual Information Form, which can be found on the Company’s website at www.intermap.com and on SEDAR+ at www.sedarplus.ca.

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